Nanotechnology-Enabled Targeted Viricides” Publicly Traded Company, “NNVC” www.nanoviricides.com

December 20, 2012

Via Edgar Only

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler,
Assistant Director

Re:	NanoViricides, Inc.
Registration Statement on Form S-3
Filed on October 26, 2012
File No. 333-184626

Dear Mr. Riedler:

Please be advised that the undersigned is the duly elected Chief Executive Officer of NanoViricides, Inc. (the "Registrant").

Having been advised that the Commission has no further comments to the Registrant's Form S-3 Registration Statement, the Registrant hereby requests acceleration of the effective date of the Registration Statement to Friday, December 21, 2012 at 3:00 p.m., or as soon thereafter as practicable. Please disregard the Registrant’s earlier request for acceleration of Wednesday, December 26, 2012 at 9:00 a.m.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

/s/ Eugene Seymour, MD, MPH

Eugene Seymour, MD, MPH

135 Wood Street, Ste. 205, West Haven, CT 06516. Tel./Fax: 203-937-6137.